UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2024

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Announcement of fourth quarter and full year 2023 financial results and corporate update

On April 12, 2024, ASLAN Pharmaceuticals Limited (the “Company”) issued a press release announcing the financial results for the fourth quarter and full year ended December 31, 2023, and provided an update on recent corporate activities.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release, dated April 12, 2024 regarding announcement of fourth quarter and full year 2023 financial results and corporate update.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: April 12, 2024